UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2007

GIANT OIL & GAS INC.
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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors

On October 1, 2007 Mr. Rob Sandhu was appointed Director, Chairman, President, Chief Executive Officer, Chief Operating Officer and Secretary of Giant Oil & Gas Inc. (the “Company”). Also on October 1, 2007 Mr. Robert Coale resigned as Chairman, President, Chief Executive Officer, Chief Operating Officer and Secretary of the Company.  Mr. Coale will remain a Director of the Company.  Set forth below is the age and a brief description of the background and business experience of Mr. Sandhu over the past five years.

Mr. Sandhu, age 31, is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999.  Mr. Sandhu is currently working for the Haliburton Group as a directional driller.  From 2004 to 2006 he worked as a drilling operator for Phoenix Technology Income Trust and from 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group.  He has field drilling experience throughout Alberta.  Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GIANT OIL & GAS INC.

By: _/s/__ Rob Sandhu ___________
Name: Rob Sandhu
Title: President

Date:    October 31, 2007